Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

9 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

8/15

9 August 2006

New Casinos Division structure to focus on customer service and growth

Tabcorp today announced several new appointments in the Casinos Division to place more emphasis on customers and products and achieve greater organisational alignment to generate growth opportunities across its casino and hotel businesses.

Chief Executive of the Casinos Division Walter Bugno said Tabcorp was realigning its casino structure to pursue growth opportunities in a number of markets by energising customer service standards and focusing on revenue growth, brand and performance management.

Mr Bugno said: "The new structure provides greater organisational alignment across the Casinos Division and will ensure the strategic delivery of gambling products and customer service across the casino and hotel properties.

"We're placing significant resources into developing better products and services and ensuring the entire customer experience will encourage people to return for another unforgettable visit to one of our casinos.

"One of the key changes is the creation of a dedicated strategy team within the casinos operation to provide innovation and drive with our products and relationships with customers. The team will be responsible for the casino facilities, customer experience and financial investment," Mr Bugno said.

The organisational changes will further boost Tabcorp's significant commitment to its Casinos Division headquarters in Queensland.

The changes take effect from late August, subject to Queensland Office of Gambling Regulation and NSW Casino Control Authority approval. The changes include:

- Jim L'Estrange being promoted from Managing Director Star City in Sydney - he has headed up the property for two and a half years - to take on the role of Divisional General Manager Casino Product for all the casinos. He will also have responsibility for the International Rebate Business. The recruitment process is underway to fill the Managing Director role at Star City.
- Xavier Walsh, currently Managing Director for Conrad Treasury in Brisbane, takes on the new role of Managing Director Jupiters Ltd and will have responsibility for all Queensland casino properties, being Conrad Treasury, Conrad Jupiters on the Gold Coast and Jupiters Townsville and the Gold Coast Convention and Exhibition Centre.
- Stuart Wing takes on the role of General Manager Jupiters Townsville after successfully heading up Tabcorp's International Rebate Business. Mr Wing has strong casino operational experience and is a former General Manager of Marketing for the Casinos Division.
- Jackie Hutchinson moves from her role as General Manager at Jupiters Townsville to be General Manager of Gaming Operations at Conrad Jupiters. She

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

brings a wealth of gaming experience to the property and this will be valuable when new renovated gaming areas open at the property at the end of the year.

- Dominic Quin, who joins the business from Yum! where he was a former national marketing director for KFC, joins the Casino Division as Divisional General Manager Customer Experience and will lead the customer strategy.
- Charles Read, who has been Managing Director of Conrad Jupiters and guided the exciting $53.5 million redevelopment of the property, has decided to leave the organisation to pursue other opportunities in business after an outstanding career with Tabcorp.
- Laurie Carsley, the Chief Financial Officer for the Casinos Division, will also be leaving and the position will be advertised.

Mr Bugno praised both Mr Read and Mr Carsley for their valuable contribution to the Casinos Division and service to the company.

"This is a new structure for a new era in the Casinos Division, providing customers with an even more exciting and consistent experience across all our properties. It will also ensure that Tabcorp's position is strengthened in a highly competitive global market.

"The Casinos Division is reshaping itself to deliver high performance and growth through a more effective delivery of first-class gambling and entertainment experiences for our millions of customers across all our hotel and casino properties," Mr Bugno said.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs
(03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au